UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62756/August 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13966

In the Matter of	:
	:
E-SYNC NETWORKS, INC.	:
(N/K/A ESNI, INC.),	:
ECHOCATH, INC.,	:
EDISON BROTHERS STORES, INC.,	: ORDER MAKING FINDINGS AND
ELECTRONIC TECHNOLOGY GROUP, INC.	: REVOKING REGISTRATIONS
(N/K/A SOLUTIONNET	: BY DEFAULT AS TO NINE
INTERNATIONAL, INC.),	: PUBLIC COMPANIES
EMCEE BROADCAST PRODUCTS, INC.,	:
ERD WASTE CORP.,	:
EURASIA GOLD FIELDS, INC.,	:
EUROPEAN MICRO HOLDINGS, INC., and	:
EXOTECH, INC.	:

The Securities and Exchange Commission (Commission) initiated this proceeding on July 14, 2010. The Order Instituting Proceedings (OIP) alleges that Respondents have violated Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. The OIP was served on all Respondents by July 21, 2010. On July 26, 2010, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to EMCEE Broadcast Products, Inc., in E-Sync Networks, Inc., Exchange Act Release No. 62571. The remaining Respondents are in default because none have filed an Answer, participated in the telephonic prehearing conference on August 16, 2010, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

E-Sync Networks, Inc. (n/k/a ESNI, Inc.) (E-Sync Networks), Central Index Key (CIK) No. 107559, is a void Delaware corporation located in Milford, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). E-Sync Networks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported a net loss of $4,936,000 for the prior year. As of July 9, 2010, the company's stock (symbol "ESNI") was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EchoCath, Inc. (EchoCath), CIK No. 1000926, is a New Jersey corporation located in Princeton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EchoCath is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2001, which reported a net loss of $1,775,242 for the prior nine months. As of July 9, 2010, the company's stock (symbol "ECHTA") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Edison Brothers Stores, Inc. (Edison Brothers Stores), CIK No. 31575, is a void Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Edison Brothers Stores is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1998, which reported a net loss of $17,800,000 for the prior thirteen weeks. On March 9, 1999, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was closed on September 1, 2006. As of July 9, 2010, the company's stock (symbol "EDBR") was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Electronic Technology Group, Inc. (Electronic Technology Group), CIK No. 854556, (n/k/a SolutionNet International, Inc.) (SolutionNet), CIK No. 1093468, is a Minnesota corporation located in Princeton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electronic Technology Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 1994, which reported a net loss of $59,357 for the prior nine months.[1] On April 25, 1995, the Electronic Technology Group filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Minnesota, and the case was closed on February 8, 2001. As of July 9, 2010, the company's stock (symbol "SLNN") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ERD Waste Corp. (ERD Waste), CIK No. 921512, is a void Delaware corporation located in Rahway, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ERD Waste is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997, which reported a net loss of $1,659,196 for the prior nine months. On September 30, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for

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[1] SolutionNet acquired Electronic Technology Group, but both issuers have their own CIK numbers. The Division of Enforcement requests that the securities of both issuers be revoked. See OIP at 2. My perusal of the Commission's files indicates that that SolutionNet has not filed any periodic reports since it filed a Form 10-SQB for the period ended September 30, 2001.

the District of New Jersey, and the case was terminated on June 24, 2003. As of July 9, 2010, the company's stock (symbol "ERDIQ") was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Eurasia Gold Fields, Inc. (Eurasia Gold), CIK No. 1058262, is a Florida corporation located in Vancouver, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Eurasia Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $211,715 for the prior three months. As of July 9, 2010, the company's stock (symbol "EUGD") was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

European Micro Holdings, Inc. (European Micro), CIK No. 1052914, is a Nevada corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). European Micro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2007, which reported a net loss of $51,000 for the prior twelve months. As of July 9, 2010, the company's stock (symbol "EMCC") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exotech, Inc. (Exotech), CIK No. 34047, is a void Delaware corporation located in Gaithersburg, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Exotech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $106,543 for the prior three months. As of July 9, 2010, the company's stock (symbol "EXTC") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of E-Sync Networks, EchoCath, Edison Brothers Stores, Electronic Technology Group, SolutionNet, ERD Waste, Eurasia Gold, European Micro, and Exotech, is both necessary and appropriate for the protection of investors.

3

Order

      I ORDER that the registration of each class of registered securities of E-Sync Networks, Inc. (n/k/a ESNI, Inc.), EchoCath, Inc., Edison Brothers Stores, Inc., Electronic Technology Group, Inc., SolutionNet International, Inc., ERD Waste Corp., Eurasia Gold Fields, Inc., European Micro Holdings, Inc., and Exotech, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge